Mail Stop 3561

February 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jeffery S. Potter
Chief Executive Officer
Frontier Airlines Holdings, Inc.
7001 Tower Road
Denver, Colorado 80249

> **Re:** **Frontier Airlines Holdings, Inc.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 9, 2006**
> **File No. 0-51890**

Dear Mr. Potter:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Liquidity and Capital resources

Contractual Obligations, page 46

1. We note that you have contracts for the delivery of seventeen aircraft over the next three years. Although we understand it is industry practice to order new aircraft before securing the necessary financing, and although you have stated that you believe you will able to secure such financing, disclosure should be added to inform investors that there can be no assurance that you will be able to obtain the necessary financing, similarly to the relevant discussion in risk factors. In light of the materiality of the amounts involved, the uncertainties associated with the industry's competitive pressures as well as significant recent cost increases, expand your disclosure to discuss: (a) if true, the non-cancelable nature of your contracts for the delivery of new aircraft, (b) the anticipated financing for your firm commitments and (c) the fact that if you are unable to secure all the necessary financing required to purchase all these new aircraft, you could face loss of pre-delivery payments, as well as other penalties and damages associated with claims for breach of contract.

2. Reference is made to the last sentence in the first paragraph of footnote 2 in Contractual Obligations. We note that the "aircraft supplemental rent" payments is not included as an obligation in the table as they are contingent based on a future performance metric (i.e. flight hours flown). However, we believe readers should be provided with additional information for the potential extent of this future obligation by including amounts of additional supplemental rent payments that were made in each of the last three historical fiscal years ended March 31, 2004 through 2006.

Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

3. Please tell us and expand your revenue recognition accounting policy to disclose how you account for and recognize additional nonrefundable fees (i.e. "change fees") assessed when a customer modifies their travel dates on a nonrefundable airline ticket.   Your disclosure should also address if change fees are evaluated as a separate element within the scope of EITF 00-21 and/or Staff Accounting Bulletin 104 (Topic 13).

Form 10-Q: December 31, 2006

Note 12 – Subsequent Event, page 13

4. Reference is made to the disclosure that you entered into an agreement with Republic Airlines, Inc. ("Republic"), under which Republic will operate up to 17 76-seat Embraer 170 aircraft under the Frontier JetExpress brand.   Please supplementally advise us and add disclosure in your revenue recognition policy to discuss whether your accounting for the Republic Airlines agreement will continue to be in accordance with EITF 01-08, "Determining Whether an Arrangement Contains a Lease". In addition, in your accounting policy, specifically disclose the accounting treatment surrounding the timing and recognition of Republic's performance based incentives and penalties included in this agreement.

Segment Information

5. Reference is made to note 1 (Frontier JetExpress) and Note 12 (Subsequent Event).   In view of the January 2007 agreement with Republic Airlines ("Republic") to operate under the Frontier JetExpress brand with 17 aircraft that

replaces the nine aircraft previously operated under agreement with Horizon, it appears the impact on your consolidated financial statements will be material as you have almost doubled the number of aircraft that will be operated by other airlines. It is unclear as to your consideration on including separate segment reporting information in your consolidated financial statements for this new arrangement with Republic. From information herein and disclosures in your consolidated statements of operations for separately reporting revenues and expenses of regional partners, it appears that this is a separate operating segment under the guidance in SFAS No. 131.

With respect to aggregating operating segments, a company must meet all aggregation criteria, including similar economic characteristics, as listed in paragraph 17 of SFAS No. 131. We believe that aggregation is a high hurdle and is appropriate only in situations where, as stated in the basis of conclusions to SFAS 131, "separate reporting of segment information will not add significantly to an investor's understanding of an enterprise (because) its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects." In this regard, this agreement with Republic appears to provide different economic characteristics from your own mainline airline operating activities, as this arrangement is subject to financial incentives, penalties and changes to margin distinct to the performance of the operator (i.e. regional partner). Furthermore, we note that the operating margins from your prior historical arrangements with regional partners (i.e. passenger revenues less operating expenses of regional partners) appears to have provided substantially different results than operating margins incurred by your own mainline operated aircraft relative to the percentage of revenues generated by each of these separate operating activities. In addition, the presentation of "selected mainline operating statistics' that exclude regional partners financial data as well as separate results of operations discussion for mainline operations and regional partners in the Selected Financial Data (page 29) and MD&A (page 35) in the Form 10-K, appears to imply that these separate business activities have dissimilar economic characteristics. Therefore, it appears that separate reportable segment information for this arrangement with your regional partner may be required under the guidance in SFAS No. 131 as well as paragraph 2.61 of the AICPA Industry Audit Guide for Airlines.   Please consider these matters and provide us your consideration on whether your future filings will report this arrangement with Republic as a separate reportable business segment, when this service begins in March 2007.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Paul H. Tate, Chief Financial Officer
(720) 374-4375